Form 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response...0.5

(Print or Type Responses)

1. Name and Address of Reporting Person* BlackRock Advisors, Inc.	2. Date of Event Requiring Statement (Month/Day/Year) 02/18/2003	4. Issuer Name and Ticker or Trading Symbol BlackRock Preferred Opportunity Trust
(Last) (First) (Middle) 100 Bellevue Parkway
(Street) Wilmington Delaware 19809	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

[    ] Director                          [    ] 10% Owner

[    ] Officer (give title below)    [ X ] Other (specify below)

Investment Advisor
		_______________________________________________	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) [ X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Shares of Beneficial Interest	0

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exerciseable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/s/ Salvatore Rappa ———————————————————— **Signature of Reporting Person	February 26, 2003 —————————————— Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.